Michael C. Gazmarian

Vice President, CFO and Treasurer

mgazmarian@insteel.com

Ext. 3020

March 31, 2014

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Terence O’Brien

Re:	Insteel Industries, Inc.
Form 10-K for the fiscal year ended September 28, 2013
Form 10-Q for the period ended December 28, 2013

Ladies and Gentlemen:

This letter is submitted in response to comments contained in the letter dated March 26, 2014 from Terence O’Brien of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michael C. Gazmarian, Vice President, Chief Financial Officer and Treasurer of Insteel Industries, Inc. (the “Company”), regarding the Company’s Form 10-K for the fiscal year ended September 28, 2013 (the “Form 10-K”) and the Company’s Form 10-Q for the period ended December 28, 2013 (the “Form 10-Q”).

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s March 26, 2014 letter. Page numbers referred to in the responses below reference the applicable pages of the Form 10-K or Form 10-Q, as appropriate. Capitalized terms used but not otherwise defined herein have the meanings given them in the Form 10-K and/or Form 10-Q.

FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 28, 2013

Management’s Discussion and Analysis, page 12

Results of Operations, page 15

1.

We note your discussion of gross profit on page 16. You disclose that the year-over-year increase was “primarily due to wider spreads between average selling prices and raw material costs relative to the prior year together with higher shipments.” Please revise future filings to separately quantify the impact of each factor that materially affects gross profit. Please also specifically discuss the impact of commodity prices on your current financial results as well as the expected impact of recent trends in commodity prices on your future financial results. Refer to Section 501.04 of the FRC and Item 303(a)(3)(ii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like in future filings.

1373 Boggs Drive, Mount Airy, NC 27030/PHONE: (336) 786-2141/FAX: (336) 783-4320

WWW.INSTEEL.COM

Company Response

In response to the Staff’s comment, future filings would separately quantify the impact of each factor that materially affects gross profit. Following is a revised discussion of gross profit for fiscal 2013 compared to 2012:

Gross profit increased 74.7% to $39.2 million, or 10.8% of net sales, in 2013 from $22.5 million, or 6.2% of net sales, in 2012. The year-over-year increase was primarily due to wider spreads between average selling prices and raw material costs ($15.0 million), higher shipments ($1.5 million) and lower unit conversion costs ($0.8 million). The increase in spreads was driven by lower raw material costs ($31.1 million) and freight expense ($0.2 million) partially offset by lower average selling prices ($16.3 million). Gross profit for both years was unfavorably impacted by depressed shipment volumes and elevated unit conversion costs largely due to reduced operating schedules.

Additionally, we have evaluated the Staff’s comment regarding the impact of commodity prices on our current and future financial results. We believe this topic is adequately discussed on page 19 in the Impact of Inflation section under Item 7 and page 21 in the Commodity Prices section under Item 7A. We do not believe that the recent trends in commodity prices serve as an accurate indicator of our future financial results as our spreads and profit margins are ultimately determined by the relative strength of demand and competitive dynamics in our markets.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 28, 2013

Liquidity and Capital Resources, page 16

2.

We note that inventories, net increased by approximately 19% from September 28, 2013 to December 28, 2013 while revenues appear to have decreased from the three months ended September 28, 2013 to the three months ended December 28, 2013. In addition, the change in inventories of $11.2 million appears to have had a significant impact on your net cash provided by operating activities of $6.3 million during the three months ended December 28, 2013. In this regard, please discuss in future filings the factors that caused material increases in inventories, net as well as consider whether a discussion of whether financial measures such as days sales in inventory would be relevant to a reader of your financial statements. See Section IV.B of the SEC Interpretive Release No. 33-8350. Please show us on your supplemental response what the revisions will look like in future filings.

Company Response

In response to the Staff’s comment, future filings would discuss the factors that caused material increases in inventories, net. Following is a revised discussion of net cash provided by operating activities for the first quarter of fiscal 2014:

Operating activities provided $6.3 million of cash during the first quarter of 2014 primarily from net earnings adjusted for non-cash items and a reduction in the net working capital components of accounts receivable, inventories, and accounts payable and accrued expenses. Net working capital provided $0.5 million of cash due to a $7.3 million decrease in accounts receivable and a $4.4 million increase in accounts payable and accrued expenses partially offset by an $11.2 million increase in inventories. The decrease in accounts receivable was due to the usual seasonal downturn in sales. The increase in inventories was primarily driven by higher receipts of imported raw materials which are purchased in larger quantities together with the usual seasonal downturn in sales. The increase in accounts payable and accrued expenses was largely due to higher raw material purchases.

Additionally, we have evaluated the suggestion to discuss financial measures such as days sales in inventory. In view of the seasonal nature of our business and the inventory fluctuations that can occur due to changes in the level and proportion of import purchases, we do not believe that the days sales in inventory measure would be relevant to a reader of our financial statements and that it would be, instead, subject to misinterpretation.

Closing

The Company acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our responses appropriately address your comments. If you should have any questions regarding this letter, please call me at (336) 786-2141, ext. 3020.

Sincerely,

/s/ Michael C. Gazmarian
Michael C. Gazmarian

Vice President, Chief Financial Officer and Treasurer

cc:           H.O. Woltz III

James F. Petelle

Scot Jafroodi